October 13, 2011

Via EDGAR

Mara L. Ransom
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PNM Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2011
File No. 001-32462
Dear Ms. Ransom:

This letter is with regard to your correspondence dated September 30, 2011, regarding the subject filings.

This will confirm my telephone conversation this morning with Scott Anderegg of your Staff regarding PNM Resources' request to extend the filing of our responses to the September correspondence to October 25, 2011. Pat Collawn, President and Chief Executive Officer of PNM Resources, is currently travelling out of the country and will need to review the responses before they are filed. We are filing this correspondence by EDGAR.

Sincerely,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller